NOTES

	Notes Linked to an International Equity Index Basket
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: "SX5E"), the FTSE® 100 Index (Bloomberg symbol: "UKX"), the Nikkei Stock Average Index (Bloomberg symbol: "NKY"), the Swiss Market Index (Bloomberg symbol: "SMI"), the S&P/ASX 200 Index (Bloomberg symbol: "AS51") and the Hang Seng® Index (Bloomberg symbol: "HSI"). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50%, and the Hang Seng® Index will be given an initial weight of 5.00%.
Payout Profile at Maturity	• [135% to 155%] leveraged upside exposure to increases in the Market Measure • A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 15% (e.g., if the negative return of the Market Measure is -10%, you will receive a positive return of +10%) • 1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85% of the principal amount at risk
Participation Rate	[135% to 155%], to be determined on the pricing date.
Threshold Value	85% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will either increase over the term of the notes or decrease to a level which is not below the threshold, and are willing to take downside risk below a threshold and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420419003085/tv511615_fwp.htm
Exchange Listing	No



This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 85% of the principal amount.
- Your potential for a positive return based on the depreciation of the Basket is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 85% of the Starting Value, any positive return due to the depreciation of the Basket is limited to 15%. Any decline in the Ending Value from the Starting Value by more than 15% will result in a loss, rather than a positive return, on the notes.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

 **Enhanced Return**